SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                     No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.        An announcement regarding election of directors and supervisors of China Petroleum & Chemical Corporation (the “Registrant”); and

2.        An announcement regarding further supplemental notice of 2014 annual general meeting of the Registrant and revised proxy form thereof.

Each made by the Registrant on May 14, 2015.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CHINA PETROLEUM & CHEMICAL CORP
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ELECTION OF DIRECTORS AND SUPERVISORS

Sinopec Corp. and its Board of Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Reference is made to the announcements of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) dated 27 April 2015 in relation to, among others, the election of the members of the sixth session of the Board of Directors (the “Board”) and the Supervisory Committee, the board resolution announcement of the Company dated 6 May 2015 (the “Board Resolution Announcement”) in relation to, among others, the withdrawal of the resolution relating to election of the members of the sixth session of the Board at the annual general meeting of Sinopec Corp. for the year 2014 (the “AGM”) and the announcement of the Company dated 6 May 2015 in relation to the postponement of the AGM.

On 14 May 2015, the Company received a notice from China Petrochemical Corporation, the controlling shareholder of the Company, in which China Petrochemical Corporation withdrew the resolution relating to the election of the members of the Sixth Session of the Supervisory Committee assumed by the non-employee representative at the AGM and nominated the candidates for the members of the sixth session of the Board and the supervisors assumed by the non-employee representatives of the Sixth Session of the Supervisory Committee for election at the AGM. The elections of the candidates for the Board and the

Supervisory Committee (as nominated by China Petrochemical Corporation) are subject to the shareholders’ approval by way of ordinary resolutions at the AGM (The candidates of the employee-representative supervisors have passed through the democratic procedures of Sinopec Corp.).

Details of the candidates of the Board:

Wang Yupu*, aged 58, Mr. Wang is the Chairman and Secretary of the Party Leadership Group of China Petrochemical Corporation. Mr. Wang is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. He was Director, Deputy General Manager of Daqing Oilfield Company Limited and Manager of the First Oil Extraction Plant from August 2000; Director and Executive Deputy General Manager of Daqing Oilfield Company Limited from March 2001; Vice Chairman and Executive Deputy General Manager of Daqing Oilfield Company Limited from June 2001; Chairman and General Manager of Daqing Oilfield Company Limited from December 2003; Chairman and General Manager (Director-General) of Daqing Oilfield Company Limited (Daqing Petroleum Administration Bureau) from February 2008; Vice Governor of the People’s Government of Heilongjiang Province from August 2009. He has served as Vice Chairman, First Secretary of the Secretariat and Secretary of the Party Leadership Group of All China Federation of Trade Unions since July 2010; Deputy Secretary of the Party Leadership Group (Minister Level) of the Chinese Academy of Engineering since March 2013; Deputy Secretary of the Party Leadership Group and Vice President(Minister Level) of the Chinese Academy of Engineering since June 2014. In May 2015, Mr. Wang serves as Chairman and Secretary of the Party Leadership Group of China Petrochemical Corporation. Mr. Wang is an Alternate Member of the 17th CPC Central Committee and a Member of the 18th CPC Central Committee.

Li Chunguang#, aged 59, Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Vice President of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as President of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and President of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Director of Sinopec Corp.; since May 2013, he was Director and President of Sinopec Corp.

Zhang Jianhua#, aged 50, Mr. Zhang is a professor level senior engineer with a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd; in October 2014, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co.,Ltd.; and in May 2006, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang#, aged 58, Mr. Wang is a professor level senior engineer with a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Dai Houliang#, aged 51, Mr. Dai is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Zhang Haichao#, aged 58, Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec- BP Zhejiang Petroleum Sales Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in July 2014 he acted as Vice President of China Petrochemical Corporation; and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng#, aged 52, Mr. Jiao is a professor level senior engineer with a PhD degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed as Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Co. Ltd and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; since February 2015, he was Chairman of Sinopec Oilfield Service Corporation; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Jiang Xiaoming+, aged 61, Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International Holdings Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Board Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, Independent Director of China Oilfield Services Co., Ltd., and Independent Director of SPG Land(Holdings) Ltd. From May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Andrew Y. Yan+, aged 57, Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, CPMC Holdings Limited and Cogobuy Group, the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing Blue Focus Brand Management Consulting Co, Ltd.; and the Director of ATA Co., Ltd. He acted as Independent Non-executive Director of NVC Lighting Holding Limited, China Mengniu Dairy Co. and Fosun International Ltd., Independent Executive Director of Mobi Development Co., Ltd., Independent Director of Giant Network Co. Ltd., and Director of Eternal Asia Supply Chain Management Ltd. and Acorn International Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director and Director of Hong Kong Office of Emerging Market Partnership, the management company of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Bao Guoming+, aged 64, Ms. Bao is a Professor, an international registered internal auditor and Certified Public Accountant of China with a master degree. Since December of 1992, she acted as associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice

Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association. From May 2012 to the present, she has acted as Independent Non-executive Director of Sinopec Corp. She acted as Independent Non-executive Director of Hebei Chengde Lulu Co., Limited. Ms. Bao is an expert who enjoys the State Council Special Allowance.

Tang Min+, aged 61, a PhD in economics. He is currently a Counsellor of the State Council of the PRC and the Executive Vice Chairman of YouChange China Social Entrepreneur Foundation. He is Independent Director of Minmetals Development Co., Ltd. He acted as Independent Director of Qiming Information Technology Co., Ltd. and Shenzhen Development Bank Co., Ltd. He has served as the economist and senior economist at the Economic Research Centre of the Asian Development Bank from 1989 to 2000; chief economist at the Representative office of the Asian Development Bank in China from 2000 to 2004; deputy representative at the Representative Office of the Asian Development Bank in China from 2004 to 2007 and the deputy secretary-general of the China Development Research Foundation from 2007 to 2010.

Fan Gang+, aged 61, a PhD in economics. Mr. Fan is currently Vice President of China Society of Economic Reform, President of China Reform Foundation, Head of the National Economic Research Institution, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to worked for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal from 1992 to 1993 and as Deputy Head of the Institute of Economics Chinese Academy of Social Sciences from 1994 to 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, he served as a member of the Monetary Policy Committee of People’s Bank of China, and was recognized as one of the National Young and Middle-Aged Experts with Outstanding Contributions.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Each of the candidates listed above, once elected at the AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the director shall start from the date when his appointment is approved by the AGM to the date when the term of the sixth session of the Board expires, and the remuneration for the services provided by executive directors under their service contracts will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The emolument for services provided by independent non-executive director under the service contract is RMB300,000 per year (before tax). The non-executive directors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remuneration obtained by the relevant directors of Sinopec Corp. during the relevant reporting period.

Other than disclosed above, none of the above 12 candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp. or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Details of the candidates of the supervisors assumed by the non-employee representatives:

Liu Yun*, aged 58, Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in

May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.; and in May 2009, he was elected as a Director of Sinopec Corp.

Liu Zhongyun*, aged 52, a professor level senior engineer and a doctor of engineering. In December 2001, Mr. Liu became Deputy Chief Engineer of Shengli Petroleum Administration Bureau of China Petrochemical Corporation; in December 2002, became a standing committee member of CPC Committee and Director of Organization Department of Shengli Petroleum Administration Bureau; in November 2004, became Deputy Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in December 2005, became Manager of Sinopec Shengli Oilfield Branch; in December 2008, became Secretary of CPC Committee, Vice President and Director of Sinopec International Petroleum Exploration and Production Corporation; in July 2010, became General Manager of Sinopec Northwest Oilfield Company, Director General and Deputy Secretary of CPC Committee of Northwest Petroleum Bureau under China Petrochemical Corporation. Since August 2014, Mr. Liu has acted as Assistant to President and Director General of HR Department of China Petrochemical Corporation.

Zhou Hengyou*, aged 52, a professor level senior administration engineer and a postgraduate. In December 1998, Mr. Zhou became a standing committee member of CPC Committee and Deputy Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in February 1999, became a standing committee member of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, became Deputy Secretary of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, became Deputy Secretary of CPC Committee and Secretary of Supervisory Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, became Secretary of CPC Committee and Deputy Director General of Jiangsu Petroleum Exploration Bureau; in March 2011, became Director General and Secretary of CPC Committee of China Petrochemical News. Since March 2015, he has acted as Director General of the General Office of China Petrochemical Corporation and Director General of Policy Research Department of the General Office.

Zou Huiping#, aged 54, a professor level senior accountant with a university diploma. In November 1998, Mr. Zou became Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he became Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he became Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March

2006, he became Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he became Director General of Auditing Department of Sinopec Corp.. Since May 2006, he has acted as Supervisor of Sinopec Corp.

#   candidates for internal supervisor

*  candidates for external supervisor

Details of the employee-representative supervisors:

Jiang Zhenying, aged 50, a professor level senior economist with a doctoral degree in Management. In December 1998, Mr. Jiang became the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he became the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he became the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he became the Director General (General Manager) and Executive Director of Sinopec Procurement Department (Sinopec International Co. Ltd.), and Secretary of the CPC Committee of Sinopec Procurement Management Department; in April 2010, he became the Director General (General Manager) and Executive Director of Sinopec Procurement Department (Sinopec International Co. Ltd.), and Deputy Secretary of the CPC Committee of Sinopec Procurement Department (Sinopec International Co. Ltd.); in November 2014, he became Director General of Security Management Department of Sinopec Corp.. Since December 2010, he has acted as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 51, a professor level senior engineer with university diploma. In June 2000, Mr. Yu became the Deputy General Manager of Sinopec Zhenhai Refining& Chemical Co., Ltd.; in June 2003, became Director and Vice General Manger of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, became the Deputy Manager of Sinopec Zhenhai Refining & Chemical Company, in September2007, became the Manager of Sinopec Zhenhai Refining & Chemical Company and Vice Party Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he has been the Director of the Production Management Department of Sinopec. Since May 2014, he has served as Director General of Sinopec Dispatching and Director Centre. Since December 2010, he has served as Employee Representative Supervisors of Sinopec Corp.

Wang Yajun, aged 58, a professor level senior administration engineer with university diploma. Mr. Yu served as Vice Secretary of CPC, Secretary of Discipline Inspection Committee and Labour Union Chairman of Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation. He became Party Secretary, Deputy Director General of Zhongyuan Petroleum Exploration Bureau and Vice General Manager of Zhongyuan Oilfield Company in November 2010. Mr. Wang has served as Secretary of CPC and Director of China Sinopec International Petroleum Exploration and Development Co., Ltd. since March 2015.

Each of the above candidates of the supervisors assumed by the non-employee representatives, once approved by the AGM, will enter into a service contract with Sinopec Corp. The above candidates of the employee-representative supervisors which have passed through the democratic procedures of Sinopec Corp., will assume their offices at the same time when the supervisors assumed by the non-employee representatives of the Sixth Session of the Supervisory Committee assume their offices, and, once approved by the AGM, will enter into service contracts with Sinopec Corp.. Pursuant to the provisions in the relevant service contracts, the term of each of the Supervisors shall start from the date on which his appointment is approved by the AGM to the date when the term of the Sixth Session of the Supervisors expires, and the remuneration for the services provided by the internal supervisors and employee-representative supervisors will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the relevant employee and performance of Sinopec Corp. as a whole. The external supervisors will not receive remunerations from Sinopec Corp.. Sinopec Corp. will disclose in its annual report the remuneration obtained by the relevant supervisors of Sinopec Corp. during the relevant reporting period.

Other than disclosed above, none of the above 7 candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp., or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

General

A further supplemental notice and further revised proxy form containing details disclosed in this announcement will be despatched to the holders of H shares shortly.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
14 May 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Announcement 2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this notice, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORP
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

FURTHER SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING
FOR THE YEAR 2014

Reference is made to the Notice of the Annual General Meeting for the Year 2014 dated 20 March 2015 (the “Notice of AGM”) of China Petroleum & Chemical Corporation (the “Company”), the Supplemental Notice of the Annual General Meeting for the Year 2014 dated 28 April 2015 (the “Supplemental Notice”) and the Announcement on Postponement of the Annual General Meeting for the Year 2014 and Change of Book Closure Period dated 6 May 2015 which set out the details of the Annual General Meeting for the Year 2014 (“AGM”) to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Wednesday, 27 May 2015 at 9:00 a.m. Unless otherwise stated, capitalized terms used herein shall have the same meanings as those used in the Supplemental Notice.

FURTHER SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the following resolutions in the Supplemental Notice were withdrawn (the “Withdrawn Resolutions”):

12.	To elect the supervisors of the Sixth Session of the Supervisory Committee (not including the employee-representative supervisors).

13.	To elect the directors of the Sixth Session of the Board (not including the independent non-executive directors).

14.	To elect the independent non-executive directors of the Sixth Session of the Board.

FURTHER SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the following additional resolutions will be considered and approved at the AGM (the “Additional Resolutions”):

12.	To elect the supervisors of the Sixth Session of the Supervisory Committee (not including the employee-representative supervisors).

12.01	Liu Yun;

12.02	Liu Zhongyun;

12.03	Zhou Hengyou; and

12.04	Zou Huiping.

13.	To elect the directors of the Sixth Session of the Board (not including the independent non-executive directors).

13.01	Wang Yupu;

13.02	Li Chunguang;

13.03	Zhang Jianhua;

13.04	Wang Zhigang;

13.05	Dai Houliang;

13.06	Zhang Haichao; and

13.07	Jiao Fangzheng.

14.	To elect the independent non-executive directors of the Sixth Session of the Board.

14.01	Jiang Xiaoming;

14.02	Andrew Y. Yan;

14.03	Bao Guoming;

14.04	Tang Min; and

14.05	Fan Gang.

FURTHER SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the number of proposed resolutions at the AGM will be rearranged as follows, and the shareholders are advised to pay special attention:

Resolutions to be considered and approved at the Annual General Meeting

By way of non-cumulative voting:

1.	To consider and approve the Report of the Fifth Session of the Board of Directors of Sinopec Corp. (the “Board”) (including the Report of the Board of Directors for 2014).

2.	To consider and approve the Report of the Fifth Session of the Supervisory Committee of Sinopec Corp. (including the Report of the Supervisory Committee for 2014).

3.	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2014.

4.	To consider and approve the profit distribution plan for the year ended 31 December 2014.

It is proposed to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.11 (tax inclusive) per share held by the shareholders on the relevant record date, combining with the interim dividend of RMB0.09 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.20 (tax inclusive) per share for the year 2014.

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2015.

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2015, and to authorise the Board to determine their remunerations.

7.
To consider and approve service contracts between Sinopec Corp. and directors of the Sixth Session of the Board (including emoluments provisions), and service contracts between Sinopec Corp. and supervisors of the Sixth Session of the Supevisory Committee (including emoluments provisions).

8.
To authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements in relation to the election of directors and supervisors of Sinopec Corp. such as applications, approval, registrations and filings.

9.
To approve the proposed amendments to the articles of association of Sinopec Corp. (“Articles of Association”) and the Rules and Procedures for the Supervisors’ Meetings and authorise the secretary to the Board, on behalf of Sinopec Corp., to deal with all the procedural requirements such as applications, approvals, registrations and filings in relation to such proposed amendments (including cosmetic amendments as requested by the relevant regulatory authorities).

10.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or Director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the actual amount to be issued, interest rate, term, target of issuance and use of proceeds of the relevant debt financing instruments and the preparation, signing and disclosure of all necessary documents. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, corporate bonds, offshore market RMB bonds and foreign currency bonds, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a Director designated by the Chairman to carry out the above matters of issuance.

This proposal will expire at the conclusion of the next annual general meeting of Sinopec Corp.

11.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 94 of the Articles of Association of Sinopec Corp. and the Hong Kong Listing Rules, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and offshore listed foreign shares (H Shares) separately or jointly (“Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 9 May 2014, the AGM of the Company for 2013 had approved the granting of a general mandate to the Board (or a Director authorized by the Board) of the Company to issue domestic shares and/or offshore listed foreign shares of the Company. From the date of granting of the mandate by the AGM up to the date hereof, the Company has not used such mandate to issue shares.

In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas-listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”).

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares in the Company (“Similar Rights”) not exceeding 20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (3) and (4) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including the following terms:

(a)      class and number of new shares to be issued;

(b)      price determination method of new shares and/or issue price (including price range);

(c)      the starting and closing dates for the issue;

(d)      class and number of the new shares to be issued to existing shareholders; and/or

(e)      the making or granting of offers, agreements, options, convertible rights or Similar Rights which might require the exercise of such powers.

(3)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) pursuant to the approval in paragraph (2), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (a) comply with the PRC Company Law and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(6)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(7)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

(8)	The above general mandate will be granted from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

(i)	the conclusion of the next annual general meeting of Sinopec Corp.;

(ii)	twelve months from the date of passing this resolution at the AGM; and

(iii)	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

except where the Board has resolved to make or grant of offers, agreements, options, convertible rights or other Similar Rights during the Relevant Period and such offers, agreements, options, convertible rights or other Similar Rights are to be continued or implemented after the Relevant Period.

12.	To elect the supervisors of the Sixth Session of the Supervisory Committee (not including the employee-representative supervisors).

12.01	Liu Yun;

12.02	Liu Zhongyun;

12.03	Zhou Hengyou; and

12.04	Zou Huiping.

By way of cumulative voting

13.	To elect the directors of the Sixth Session of the Board (not including independent non-executive directors).

13.01	Wang Yupu;

13.02	Li Chunguang;

13.03	Zhang Jianhua;

13.04	Wang Zhigang;

13.05	Dai Houliang;

13.06	Zhang Haichao; and

13.07	Jiao Fangzheng.

14.	To elect the independent non-executive directors of the Sixth Session of the Board.

14.01	Jiang Xiaoming;

14.02	Andrew Y.Yan;

14.03	Bao Guoming;

14.04	Tang Min; and

14.05	Fan Gang.

Resolutions 9 - 11 are special resolutions.

The Board considers that the Additional Resolutions are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of such resolutions at the AGM.

Biographic details of the proposed directors and supervisors in resolutions 12-14 of this notice are included in the Appendix I of this notice to be dispatched to the shareholders of H shares and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk).

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, PRC
14 May 2015Notes:

1.
Save for the deletion of the Withdrawn Resolutions and the inclusion of the Additional Resolutions, there are no other changes to the resolutions set out in the Original Notice and the Supplemental Notice. Please refer to the Original Notice and the Supplemental Notice for the details of other resolutions to be considered at the AGM and other relevant matters.

2.
Since the proxy form for the AGM enclosed with the Supplemental Notice dated 28 April 2015 (the “Second Proxy Form”) does not contain the Additional Resolution as set out in this further supplemental notice, a new proxy form (the “Further Revised Proxy Form”) has been prepared and is enclosed with this further supplemental notice.

3.
The Further Revised Proxy Form for use at the AGM are enclosed in this further supplemental notice, such forms are published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Whether or not you propose to attend the AGM, you are requested to complete the accompanying Further Revised Proxy Form in accordance with the instructions printed thereon and return the same 24 hours before the time for holding the AGM or any adjournment thereof (as the case may be).

4.
Attention: Resolutions 8, 12 and 13 in the proxy form enclosed with the notice of AGM of Sinopec Corp. dated 20 March 2015 (hereinafter as the “First Proxy Form”) have been withdrawn by the Board of Sinopec Corp.. Resolution 12 in the proxy form enclosed with the notice of AGM of Sinopec Corp. dated 28 April 2015 (hereinafter as the “Second Proxy Form”, together with the First Proxy Form as the “Original Proxy Forms”) has been withdrawn by China Petrochemical Corporation, and resolutions 13 and 14 in the Second Proxy Form have been withdrawn by the Board of Sinopec Corp. Therefore, the Original Proxy Forms shall be deemed invalid from the date of the Further Revised Proxy Form. You are requested to complete the Further Revised Proxy Form in accordance with the instructions printed herein and return before the designated  time. However, in the event that you have completed the Original Proxy Forms in accordance with the instructions printed thereon and returned the same, and fail to complete and return the Further Revised Proxy Form 24 hours before the time for holding the AGM:

(1)	Your votes on resolutions OTHER THAN resolutions 8, 12 and 13 in the First Proxy Form will be deemed valid;

(2)
Your votes on resolutions OTHER THAN resolutions 12, 13 and 14 in the Second Proxy Form will be deemed valid; Your votes in the Second Proxy Form shall prevail in case that your votes on resolutions OTHER THAN resolutions 12, 13 and 14 in the Second Proxy Form are incosistent with the votes on the same resolutions in the First Proxy Form;

(3)	The votes on resolutions 8, 12 and 13 in the First Proxy Form and resolutions 12, 13 and 14 in the Second Proxy Form will be deemed invalid because such resolutions have been withdrawn.

5.
Shareholders are reminded that completion and return of the Further Revised Proxy Form will not preclude them from attending and voting in person at the AGM or any adjournment thereof should they so wish.

6.	Resolutions to be proposed at the AGM will be voted on by way of poll. In addition, the voting in respect of resolutions 13 and 14 at the AGM will be conducted by way of cumulative voting.

7.	Shareholders are reminded to refer to other notes contained in the Original Notice and the Supplemental Notice.

8.
The record date for attending the AGM (as postponed) remains unchanged. The closure period of the register of members of the Company will be changed from the period from 11 April 2015 to 12 May 2015 (both dates inclusive) to the period from 11 April 2015 to 27 May 2015 (both dates inclusive), during which period no transfer of shares will be registered.

As of the date of this notice, directors of the Company are: Fu Chengyu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Appendix I

Details of the candidates of the Board:

Wang Yupu*, aged 58, Mr. Wang is the Chairman and Secretary of the Party Leadership Group of China Petrochemical Corporation. Mr. Wang is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. He was Director, Deputy General Manager of Daqing Oilfield Company Limited and Manager of the First Oil Extraction Plant from August 2000; Director and Executive Deputy General Manager of Daqing Oilfield Company Limited from March 2001; Vice Chairman and Executive Deputy General Manager of Daqing Oilfield Company Limited from June 2001; Chairman and General Manager of Daqing Oilfield Company Limited from December 2003; Chairman and General Manager (Director-General) of Daqing Oilfield Company Limited (Daqing Petroleum Administration Bureau) from February 2008; Vice Governor of the People’s Government of Heilongjiang Province from August 2009. He has served as Vice Chairman, First Secretary of the Secretariat and Secretary of the Party Leadership Group of All China Federation of Trade Unions since July 2010; Deputy Secretary of the Party Leadership Group (Minister Level) of the Chinese Academy of Engineering since March 2013; Deputy Secretary of the Party Leadership Group and Vice President (Minister Level) of the Chinese Academy of Engineering since June 2014. In May 2015, Mr. Wang serves as Chairman and Secretary of the Party Leadership Group of China Petrochemical Corporation. Mr. Wang is an Alternate Member of the 17th CPC Central Committee and a Member of the 18th CPC Central Committee.

Li Chunguang#, aged 59, Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Vice President of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as President of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and President of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Director of Sinopec Corp.; since May 2013, he was Director and President of Sinopec Corp.

Zhang Jianhua#, aged 50, Mr. Zhang is a professor level senior engineer with a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd; in October 2014, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co.,Ltd.; and in May 2006, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang#, aged 58, Mr. Wang is a professor level senior engineer with a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Dai Houliang#, aged 51, Mr. Dai is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directorsof Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Zhang Haichao#, aged 58, Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec- BP Zhejiang Petroleum Sales Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.;in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in July 2014 he acted as Vice President of China Petrochemical Corporation; and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng#, aged 52, Mr. Jiao is a professor level senior engineer with a PhD degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed as Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Co. Ltd and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; since February 2015, he was Chairman of Sinopec Oilfield Service Corporation; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Jiang Xiaoming+, aged 61, Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International Holdings Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge ChinaDevelopment Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Board Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, Independent Director of China Oilfield Services Co., Ltd., and Independent Director of SPG Land(Holdings) Ltd. From May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Andrew Y. Yan+, aged 57, Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, CPMC Holdings Limited and Cogobuy Group, the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing BlueFocus Brand Management Consulting Co, Ltd.; and the Director of ATA Co., Ltd. He acted as Independent Non-executive Director of NVC Lighting Holding Limited, China Mengniu Dairy Co. and Fosun International Ltd., Independent Executive Director of Mobi Development Co., Ltd., Independent Director of Giant Network Co. Ltd., and Director of Eternal Asia Supply Chain Management Ltd. and Acorn International Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director and Director of Hong Kong Office of Emerging Market Partnership, the management company of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Bao Guoming+, aged 64, Ms. Bao is a Professor, an international registered internal auditor and Certified Public Accountant of China with a master degree. Since December of 1992, she acted as associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association. From May 2012 to the present, she has acted as Independent Non-executive Director of Sinopec Corp. She acted as Independent Non-executive Director of Hebei Chengde Lulu Co., Limited. Ms. Bao is an expert who enjoys the State Council Special Allowance.

Tang Min+, aged 61, a PhD in economics. He is currently a Counsellor of the State Council of the PRC and the Executive Vice Chairman of YouChange China Social Entrepreneur Foundation. He is Independent Director of Minmetals Development Co., Ltd. He acted as Independent Director of Qiming Information Technology Co., Ltd. and Shenzhen Development Bank Co., Ltd. He has served as the economist and senior economist at the Economic Research Centre of the Asian Development Bank from 1989 to 2000; chief economist at the Representative office of the Asian Development Bank in China from 2000 to 2004; deputy representative at the Representative Office of the Asian Development Bank in China from 2004 to 2007 and the deputy secretary-general of the China Development Research Foundation from 2007 to 2010.

Fan Gang+, aged 61, a PhD in economics. Mr. Fan is currently Vice President of China Society of Economic Reform, President of China Reform Foundation, Head of the National Economic Research Institution, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to worked for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal from 1992 to 1993 and as Deputy Head of the Institute of Economics Chinese Academy of Social Sciences from 1994 to 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, he served as a member of the Monetary Policy Committee of People´s Bank of China, and was recognized as one of the National Young and Middle-Aged Experts with Outstanding Contributions.# Executive Director

* Non-executive Director
+ Independent Non-executive Director

Details of the candidates of the supervisors assumed by the non-employee representatives:

Liu Yun*, aged 58, Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.; and in May 2009, he was elected as a Director of Sinopec Corp.

Liu Zhongyun*, aged 52, a professor level senior engineer and a doctor of engineering. In December 2001, Mr. Liu became Deputy Chief Engineer of Shengli Petroleum Administration Bureau of China Petrochemical Corporation; in December 2002, became a standing committee member of CPC Committee and Director of Organization Department of Shengli Petroleum Administration Bureau; in November 2004, became Deputy Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in December 2005, became Manager of Sinopec Shengli Oilfield Branch; in December 2008, became Secretary of CPC Committee, Vice President and Director of Sinopec International Petroleum Exploration and Production Corporation; in July 2010, became General Manager of Sinopec Northwest Oilfield Company, Director General and Deputy Secretary of CPC Committee of Northwest Petroleum Bureau under China Petrochemical Corporation. Since August 2014, Mr. Liu has acted as Assistant to President and Director General of HR Department of China Petrochemical Corporation.

Zhou Hengyou*, aged 52, a professor level senior administration engineer and a postgraduate. In December 1998, Mr. Zhou became a standing committee member of CPC Committee and Deputy Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in February 1999, became a standing committee member of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, became Deputy Secretary of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, became Deputy Secretary of CPC Committee and Secretary of Supervisory Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, became Secretary of CPC Committee and Deputy Director General of Jiangsu Petroleum Exploration Bureau; in March 2011, became Director General and Secretary of CPC Committee of China Petrochemical News. Since March 2015, he has acted as Director General of the General Office of China Petrochemical Corporation and Director General of Policy Research Department of the General Office.

Zou Huiping#, aged 54, a professor level senior accountant with a university diploma. In November 1998, Mr. Zou became Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he became Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he became Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he became Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he became Director General of Auditing Department of Sinopec Corp.. Since May 2006, he has acted as Supervisor of Sinopec Corp.

#    candidates for internal supervisor
*     candidates for external supervisor

CHINA PETROLEUM & CHEMICAL CORP
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Further Revised Proxy Form for the Annual General Meeting for the Year 2014

Number of Shares related to this proxy form(Note 1)

I (We)(note 2)
of
being the holder(s) of

H Share(s)/A Share(s)(note 3) of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) now appoint(note 4)

(I.D. No.: ___________________________ of ___________________________ Tel. No.___________________________:)/ the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for the year 2014 (“AGM”) to be held at 9:00 a.m. on Wednesday, 27 May 2015 at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China, for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the AGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

	By way of non-cumulative voting	For(Note 5)	Against(note 5)
1	To consider and approve the Report of the Fifth Session of the Board of Directors of Sinopec Corp. (including the Report of the Board of Directors for 2014).
2	To consider and approve the Report of the Fifth Session of the Supervisory Committee of Sinopec Corp. (including the Report of the Supervisory Committee for 2014).
3	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2014.
4	To consider and approve the profit distribution plan for the year ended 31 December 2014.
5	To authorise the Board of Directors of Sinopec Corp. (the “Board”) to determine the interim profit distribution plan of Sinopec Corp. for the year 2015.
6
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and Pricewaterhouse Coopers as external auditors of Sinopec Corp. for the year 2015, respectively, and to authorise the Board to determine their remunerations.

7
To consider and approve service contracts between Sinopec Corp. and directors of the Sixth Session of the Board (including emoluments provisions), and service contracts between Sinopec Corp. and supervisors of the Sixth Session of the Board of Supervisors (including emoluments provisions).

8
To authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements in relation to the election of directors and supervisors of Sinopec Corp. such as applications, approval, registrations and filings.

9
To approve the proposed amendments to the Articles of Association of Sinopec Corp. and the Rules and Procedures for the Supervisors’ Meetings, and to authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to such proposed amendments (including cosmetic amendments as requested by the regulatory authorities).

10	To authorise the Board to determine the proposed plan for the issuance of debt financing instrument(s).
11	To grant to the Board a general mandate to issue new domestic shares and/or overseas listed foreign shares of Sinopec Corp.
12	To elect the supervisors of the Sixth Session of the Supervisory Committee (not including the employee-representative supervisors).
Name
12.01	Liu Yun
12.02	Liu Zhongyun
12.03	Zhou Hengyou
12.04	Zou Huiping

By way of cumulative voting
13	To elect the directors of the Sixth Session of the Board (not including the independent non-executive directors).
	Name	For(note 6) (By way of cumulative voting) (Please insert the number of votes)	Against(note 6) (By way of cumulative voting) (Please insert the number of votes)
13.01	Wang Yupu
13.02	Li Chunguang
13.03	Zhang Jianhua
13.04	Wang Zhigang
13.05	Dai Houliang
13.06	Zhang Haichao
13.07	Jiao Fangzheng
14.	To elect the independent non-executive directors of the Sixth Session of the Board.
	Name	For(note 6) (By way of cumulative voting) (Please insert the number of votes)	Against(note 6) (By way of cumulative voting) (Please insert the number of votes)
14.01	Jiang Xiaoming
14.02	Andrew Y. Yan
14.03	Bao Guoming
14.04	Tang Min
14.05	Fan Gang

Date:	2015	Signature(s):	(note 7)

Notes:
1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.	Please delete as appropriate.
4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the AGM provided that such proxies must attend the AGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares “withheld” or “abstained” from voting will not be counted in the calculation of the required majority.

6.	Attention:

In respect of: (1) the sub-resolutions No.13.01 to No.13.07 under the resolution No. 13 “To elect the directors (not including the independent non-executive directors”, and the sub-resolutions No. 14.01 to No. 14.05 under the resolution No. 14 “To elect the independent non-executive directors”, the Company implements single candidate election and will adopt the “cumulative voting approach” for voting and count the votes. When filling in the “cumulative voting approach”, please fill in your voting preference in accordance with the following requirements:

(1)
In respect of the sub-resolutions No.13.01 to No.13.07, each share held by you shall have the number of votes which equals to the number (i.e. seven) of directors (excluding the independent non-executive directors) to be elected. In respect of the sub-resolutions No.14.01 to No.14.05, each share held by you shall have the number of votes which equals to the number (i.e. five) of independent non-executive directors to be elected. For instance, if you owns 1 million Sinopec Corp. shares and the number of directors (excluding the independent non-executive directors) to be elected is seven, the total number of voting shares held by you in respect of the sub-resolutions No.13.01 to No.13.07 is 7 million shares (i.e. 1 million shares×7＝7 million shares); the total number of voting shares in respect of the sub-resolutions No.14.01 to No.14.05 is 5 million shares (i.e. 1 million shares×5＝5 million shares).

(2)
Please note that you may cast the number of votes which equals to the number of shares held by you for each candidate; and may also cast the total number of votes represented by each share held by you which equals to the number of candidates to be elected for one candidate, or cast part of the votes represented by each share held by you which equals to the number of directors to be elected for a number of candidates respectively.

(3)
If you intend to allocate the number of shares held by you in equal shares to each candidate, please put a “✓” in the appropriate “For” or “Against” column. Otherwise, please fill in the number of voting shares given by you to each candidate in the “For” and/or “Against” column.

(4)
After you collectively cast the total number of votes represented by each share held by you which equals to the number of candidates to be elected for a number of candidates, you shall no longer have votes for other candidates.

(5)
Please take special note that if the total number of votes collectively cast by you for a number of candidates is more than the number of votes represented by all shares held by you, the voting shall be void and it shall be deemed to have waived the right to vote. If the total number of votes collectively cast by you for a number of candidates is less than the number of votes represented by all shares held by you, the voting shall be valid and the difference shall be deemed to have waived the right to vote.

(6)
If the number of affirmative votes obtained by candidates of directors (excluding independent non-executive directors) or candidates of independent non-executive directors exceeds half of the total number of voting shares (based on the number of non-accumulated shares) represented by those present at the annual general meeting and the number of affirmative votes exceeds the number of negative votes, the candidates are elected. If the number of elected directors at the annual general meeting is less than the number directors to be elected, new rounds of voting are required to be held for election of the remaining directors until the number of directors to be elected is fulfilled.

(7)
When holding a new round of voting for electing directors (excluding independent non-executive directors) or independent non-executive directors in accordance with the aforesaid Item (6), the annual general meeting shall recount the number of cumulative votes of shareholders based on the number of candidates to be elected in each round of election.

7.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

8.
Attention: Resolutions 8, 12 and 13 in the proxy form enclosed with the notice of AGM of Sinopec Corp. dated 20 March 2015 (hereinafter as the “First Proxy Form”) have been withdrawn by the Board of Sinopec Corp.. Resolution 12 in the proxy form enclosed with the notice of AGM of Sinopec Corp. dated 28 April 2015 (hereinafter as the “Second Proxy Form”, together with the First Proxy Form as the “Original Proxy Forms”) has been withdrawn by China Petrochemical Corporation, and resolutions 13 and 14 in the Second Proxy Form have been withdrawn by the Board of Sinopec Corp. Therefore, the Original Proxy Forms shall be deemed invalid from the date of this Proxy Form. You are requested to complete this Proxy Form in accordance with the instructions printed herein and return before the designated time. However, in the event that you have completed the Original Proxy Forms in accordance with the instructions printed thereon and returned the same, and fail to complete and return this Proxy Form 24 hours before the time for holding the AGM:

(1)	Your votes on resolutions OTHER THAN resolutions 8, 12 and 13 in the First Proxy Form will be deemed valid;
(2)
Your votes on resolutions OTHER THAN resolutions 12, 13 and 14 in the Second Proxy Form will be deemed valid; Your votes in the Second Proxy Form shall prevail in case that your votes on resolutions OTHER THAN resolutions 12, 13 and 14 in the Second Proxy Form are incosistent with the votes on the same resolutions in the First Proxy Form;

(3)	The votes on resolutions 8, 12 and 13 in the First Proxy Form and resolutions 12, 13 and 14 in the Second Proxy Form will be deemed invalid because such resolutions have been withdrawn.
9.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person, whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

10.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of A shares, to Sinopec Corp. Board Secretariat at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the AGM. If Sinopec Corp. does not receive the original copy of this proxy form, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: May 15, 2015